File No.
82-5149

1 January

2003 Half year report

30 June

Heineken Holding N.V.

Heineken has the widest global presence of all the international brewing groups, operating in over 170 countries. In 2002, Heineken brewed a total of 108.9 million hectolitres of beer at over 110 breweries in more than 60 countries and the average number of people employed was 48,237.

The main international brands are Heineken and Amstel. Heineken also has a number of national and regional brands and a range of speciality beers. This combination has enabled Heineken to achieve strong market positions and an efficient cost structure in many countries.

Heineken aims to defend and strengthen its global market position and preserve its independence by retaining its place among the largest brewing groups in the world in terms of beer sales and profitability, based on a portfolio of strong brands with Heineken as the leading international premium beer.

In many countries Heineken has secured strong market positions and an efficient cost structure by combining the production, marketing and sale of the international Heineken premium brand with that of a selection of prominent local brands. This generates above-average returns and creates added value for our shareholders. Heineken seeks long-term profit growth by expanding in existing markets and entering new markets. Heineken attaches great importance to having a responsible policy on alcohol abuse and good social and environmental policies.

Heineken Holding N.V. holds 50.005% of the Heineken N.V. shares. Heineken Holding N.V. engages in no operational activities: these are carried on by Heineken N.V. and its related companies. Heineken N.V. is responsible for the development and implementation of strategy. Heineken Holding N.V. is concerned primarily with safeguarding the long-term continuity, independence and stability of Heineken's activities. The net asset values of both shares and the dividend policies of both companies are identical. Both shares are traded on Euronext Amsterdam, as are options on the shares.

Important dates in 2004

25 February	Announcement of 2003 full-year figures
	Press conference
	Analysts' meeting (relayed via www.heinekeninternational.com)
	Conference call
29 April	Annual General Meeting of Shareholders
8 September	Announcement of 2004 half-year figures

Consolidated profit and loss account 1 January-30 June*

in millions of euros

	2003	2003	2002	2002
Net turnover		4,612		4,369
Raw materials, consumables and services	2,892		2,738	
Staff costs	845		789	
Amortisation/depreciation and value adjustments	287		261	
Total operating expenses		4,024		3,788
Operating profit		588		581
Results of non-consolidated participating interests		91		16
Interest		– 63		– 48
Profit before tax		616		549
Taxation		– 190		– 190
Group profit after tax		426		359
Minority interests in the profit of group companies of Heineken N.V.		– 26		– 29
Net profit of Heineken N.V.		400		330
Minority interests in the profit of Heineken N.V.		– 200		– 165
Net profit of Heineken Holding N.V.		200		165
Net profit of Heineken Holding N.V. (excluding exceptional items and amortisation of goodwill)		167		165

* The 2002 figures have been restated for comparison purposes.
Excise duties are no longer included in net turnover.
The figures are unaudited.

Net turnover and sales volume

Net turnover (excluding excise duties*) increased by €243 million (6%) to €4,612 million in the first half of 2003. Organic growth, reflecting improvements in the sales mix, higher selling prices and volume growth, turned out at 5%. First-time consolidations, notably Al Ahram in Egypt, CCU in Chile, Karlsberg in Germany, Karlovacka in Croatia and a number of European beverage wholesalers, also contributed 5% to the growth in turnover. This was offset by a 4% decrease in turnover due to the strength of the euro against the US dollar, the Nigerian naira, the Polish zloty and the Singapore dollar in particular.

Group volume** increased by 9% in the first six months of 2003 compared with the corresponding period in 2002, rising to 45.3 million hl. Organic volume growth amounted to 1% and first-time consolidations increased sales volume by 8%. Substantial organic volume growth was recorded in Nigeria, Spain, Russia, Poland and Italy, but sales were down in France, Greece, the United States, Indonesia and the Netherlands.

Global sales of Heineken beer in the premium segment increased by 3% in the first six months of 2003, rising to 8.9 million hl. Poland, Italy and Spain accounted for most of this growth. The Heineken brand continued to advance its share of all the main markets.

Sales of Amstel beer remained stable overall at 5.1 million hl, with higher sales in Spain, South Africa and Cameroon offset by lower volumes in Greece and France.

* With the introduction of Annual Reporting Guideline 270 in the Netherlands with effect from 2003, excise duties are no longer included in net turnover. Excise duties in 2003 and 2002 amounted to €627 million and €641 million, respectively.

** Group volume = beer volume sold by consolidated companies and sales of Heineken beers brewed under licence by third parties.

Operating profit and net profit

Organic growth in operating profit for the first half of 2003 (excluding first-time consolidations, amortisation of goodwill, exchange effects and exceptional items) turned out 7% higher compared with the same period in 2002. With effect from 2003, goodwill in respect of acquisitions is capitalised and amortised over a maximum of 20 years. Amortisation of goodwill in the first half of 2003 amounted to €5 million. Operating profit excluding amortisation of goodwill turned out 2% higher, rising from €581 million to €593 million.

Marketing and selling expenses as a percentage of net turnover increased from 18.0% to 18.4%. Raw material and packaging prices rose by 4%, as did staff costs (on a like-for-like basis). Excluding amortisation of goodwill, depreciation and amortisation were 8% higher, mainly due to first-time consolidations.

Operating profit was 1% higher, rising from €581 million to €588 million. Operating profit excluding amortisation of goodwill as a percentage of net turnover decreased from 13.3% in the first half of 2002 to 12.9% in the same period this year, due to first-time consolidations and exchange rate movements.

EBITDA (earnings before interest, tax, depreciation and amortisation) increased by €33 million to €875 million. EBITA for the period amounted to €602 million, compared with €585 million in the first half of 2002.

The result on non-consolidated participating interests increased by €75 million to €91 million, mainly reflecting exceptional net income of €71 million from the sale of the 15% interest in Quilmes, the Argentinian brewing group.

Net interest charges increased from €15 million to €63 million, largely due to the reduction in interest income resulting from the decrease in cash in connection with the funding of acquisitions.

The average tax burden increased slightly in the first half of 2003, from 35.6% to 36.2%. Over the full year, the tax burden will be in line with the 2002 figure.

Net profit of Heineken Holding N.V. excluding exceptional items and amortisation of goodwill was 1.2% higher, up from €165 million to €167 million. Organic growth in net profit (excluding first-time consolidations, amortisation of goodwill, exchange differences and exceptional items), was 6%.

Net profit of Heineken Holding N.V. was 21% higher compared with the same period in 2002, rising by €35 million to €200 million. Net profit per share increased from €0.84 to €1.02.

Exceptional items

Exceptional items in the first half of 2003 included the net book profit of €71 million realised by Heineken N.V. on the sale of its 15% interest in Quilmes.
A provision estimated at €70 million before tax will be formed by Heineken N.V. in the second half of 2003 in connection with reorganisation exercises in the Netherlands.

Balance sheet

Operating cash flow for the first six months of 2003 amounted to €706 million, as against €619 million in the first half of 2002. The increase is the combined effect of higher depreciation and amortisation charges and lower payments charged to provisions.

A net €380 million was invested in tangible fixed assets in the first half of 2003, compared with €335 million in 2002. Investments in the new brewery in Nigeria and in companies included in the consolidation for the first time accounted for most of this increase. A total of €599 million was spent on consolidated participating interests, in particular the acquisition of a 31% interest in Compañia Cervecerías Unidas S.A. in Chile via the IRSA joint venture, a 22.5% interest in Karlsberg in Germany via the BrauHolding International joint venture, a 68% interest in Karlovacka in Croatia and the acquisition of several European beverage wholesalers.

Shareholders' equity increased by €167 million, reflecting the balance of the net profit of €200 million and revaluations and exchange differences of €33 million. Shareholders' equity per share amounted to €7.34 as at 30 June 2003 (€6.49 as at 31 December 2002). Under the new regulations, with effect from 1 January 2003, dividends declared after the balance sheet date are no longer shown as liabilities in the balance sheet. On the same basis, shareholders' equity per share as at 31 December 2002 amounted to €6.89.

Interest-bearing debt increased from €1,811 million as at 30 June 2002 to €2,533 million as at 30 June 2003 and the net debt position on those dates was €906 million and €1,894 million, respectively.

Dividend

An interim dividend of €0.16 per share of €2.00 nominal value will be paid on 22 September 2003. The ex-dividend date for Heineken Holding N.V. shares is 11 September 2003.

Full-year profit forecast for 2003

Heineken is forecasting organic growth in net profit* for the second half of 2003 which will at least equal the first-half 2003 figure of 6%. With the strong euro continuing to exert pressure on profits in the second half, growth in net profit (excluding exceptional items and amortisation of goodwill) for 2003 as a whole will be in line with the figure for the first half of this year. This projection takes no account of the consolidation of BBAG or the possible introduction of the Dutch Annual Reporting Guideline 271 relating to pensions.

Amsterdam, 10 September 2003
The Management Board

* Organic profit growth is growth excluding exchange rate effects, changes in consolidation, amortisation of goodwill, exceptional items and changes in accounting policies.

Consolidated balance sheet*

in millions of euros

	30 June **2003**	30 June 2002	31 December 2002
Assets			
Fixed assets			
Intangible fixed assets	**408**	21	39
Tangible fixed assets	**4,385**	3,815	4,094
Financial fixed assets	**850**	777	835
	5,643	4,613	4,968
Current assets			
Stocks	**912**	792	765
Receivables	**1,778**	1,604	1,270
Cash and securities	**639**	905	778
	3,329	3,301	2,813
	8,972	7,914	7,781

* Unaudited

Consolidated balance sheet

	30 June **2003**	30 June 2002	31 December 2002
Equity and liabilities			
Group equity			
Shareholders' equity	**1,439**	1,339	1,272
Minority interests in Heineken N.V.	**1,439**	1,339	1,271
Minority interests in other Group companies	**450**	371	393
	3,328	3,049	2,936
Provisions	**958**	963	981
Liabilities			
Long-term borrowings	**1,529**	1,039	1,215
Current liabilities	**3,157**	2,863	2,649
	4,686	3,902	3,864
	8,972	7,914	7,781

Movements in shareholders' equity 1 January-30 June*

in millions of euros

	2003	2002
Shareholders' equity		
Position as at 1 January	1,272	1,379
Revaluations/exchange rate movements	– 33	– 34
Goodwill	–	– 140
Net profit for first half-year	200	165
Dividend	–	– 31
Position as at 30 June	1,439	1,339
Minority interests in Heineken N.V.		
Position as at 1 January	1,271	1,379
Revaluations/exchange rate movements	– 32	– 34
Goodwill	–	– 140
Net profit for first half-year	200	165
Dividend	–	– 31
Position as at 30 June	1,439	1,339

* Unaudited

Abridged consolidated cash flow statement 1 January-30 June*

in millions of euros

	2003	2002
Cash flow from operating activities	706	619
Interest paid and received	– 55	– 34
Taxation paid on profits	– 136	– 144
Cash flow from operating activities	515	441
Dividends paid	– 136	– 105
Cash flow from operating activities less dividends paid	379	336
Cash flow from investing activities		
Intangible fixed assets	– 8	– 12
Tangible fixed assets	– 380	– 335
Consolidated participating interests	– 599	– 399
Non-consolidated participating interests	22	– 212
Result on participating interests disposed of	71	–
Other financial fixed assets	– 31	– 13
	– 925	– 971
Cash flow from financing activities	232	334
Net cash flow	– 314	– 301
Other cash movements		
Changes in the consolidation	71	– 18
Exchange differences	11	– 29
Movement in net cash	– 232	– 348
The net cash position is made up of	**30 June 2003**	**31 December 2002**
Cash and securities	639	778
Bank overdrafts	– 666	– 573
	– 27	205

* Unaudited

Segment information by region*

in millions of euros

	first half **2003**	first half 2002	full-year 2002
Sales proceeds			
Europe (including exports)	**3,968**	3,816	7,768
Western Hemisphere	**614**	598	1,348
Africa / Middle East	**363**	327	675
Asia / Pacific	**163**	162	329
Eliminations	**– 595**	– 615	– 1,276
Total sales proceeds	**4,513**	4,288	8,844
Proceeds from services	**99**	81	167
Net turnover	**4,612**	4,369	9,011
Operating profit			
Europe (including exports)	**460**	442	996
Western Hemisphere	**22**	30	70
Africa / Middle East	**81**	85	169
Asia / Pacific	**25**	24	47
Total operating profit	**588**	581	1,282

* The 2002 figures have been restated for comparison purposes.
Excise duties are no longer included in net turnover.
The figures are unaudited.

Segment information by region

	first half **2003**	first half 2002	full-year 2002
Total assets			
Europe (including exports)	**6,402**	5,747	5,316
Western Hemisphere	**1,092**	589	659
Africa / Middle East	**1,014**	890	1,052
Asia / Pacific	**360**	404	379
	8,868	7,630	7,406
Invested cash	**104**	284	375
Total assets as per balance sheet	**8,972**	7,914	7,781

Heineken Holding N.V.

Tweede Weteringplantsoen 5

1017 ZD Amsterdam

Netherlands

telephone +31 20 622 11 52

fax +31 20 625 22 13

Copies of this half-year report are obtainable at the company's offices or via www.heinekeninternational.com

Heineken Holding N.V

The cover paper and the envelope
are made of hops, malt, yeast
and recycled beer bottle labels.